Exhibit 99.2      Press Release





PRESS RELEASE
March 27, 2003

                               For further information contact:
                               David M. Bradley
                               Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                               825 Central Avenue
                               Fort Dodge, Iowa 50501
                               515-576-7531

                    NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Fort Dodge, Iowa, March 27, 2003 - North Central Bancshares, Inc. (Nasdaq:
"FFFD") (the "Company"), the holding company for First Federal Savings Bank of Iowa, announced today that it will commence a stock repurchase program. The program authorizes the Company to repurchase up to 6.21% or 100,000 shares of its 1,610,880 outstanding shares of common stock during the next twelve months. The repurchases will be made from time to time, in open market transactions, at the discretion of management. This new program will commence immediately upon the completion of the Company's current repurchase program which was announced on September 27, 2002, of which 11,500 shares remain to be purchased. North Central Bancshares, Inc., with over $403 million in assets, as of December 31, 2002, is the holding company for First Federal Savings Bank of Iowa, a federally chartered stock savings bank. First Federal is a community-oriented institution serving Iowa through 9 full service locations in Fort Dodge, Nevada, Ames, Ankeny, Perry, Burlington and Mt. Pleasant, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.